September 27, 2018	VIA SEDAR

TO:	British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
Manitoba Securities Commission
Ontario Securities Commission
Autorité Des Marches Financiers
Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission
PEI Securities Office
Newfoundland and Labrador Securities Commission

Re:	Aurora Cannabis Inc. (the “Company”)
Notice Pursuant to National Instrument 51-102 – Change of Auditor (“Notice”)

As required by National Instrument 51-102, we have reviewed the information contained in the Notice dated September 25, 2018 given by the Company to ourselves and KPMG LLP.

In reference to the Notice of Change of Auditor, we wish to advise the relevant securities commissions that we have read the Notice and, based on our knowledge as at the time of receipt of the Notice that we agree with the comments within the Notice.

Yours very truly,

MNP LLP
Chartered Professional Accountants